UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIVE CURRENT MEDIA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Securities)

20343G 10 8

(CUSIP Number)

Mr. C. Geoffrey Hampson
c/o Live Current Media Inc.
780 Beatty Street, Suite 307
Vancouver, British Columbia, Canada V6B 2M1
(604)-453-4870

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 20343G 10 8

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) C. Geoffrey Hampson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) xx (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 5,175,142* 8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 5,175,142*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,175,142*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 20.7%*
14. Type of Reporting Person (See Instructions) IN

*This amount includes the following: 3,063,475 shares of Common Stock; vested options to purchase 916,667 shares of Common Stock; and warrants to purchase 1,195,000 shares of Common Stock.  This number does not include options to purchase 83,333 shares of common stock that will not vest until September 11, 2010.  This information has been computed in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 20343G 10 8

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Hampson Equities Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) xx (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 2,000,000* 8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 2,000,000*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 8*
14. Type of Reporting Person (See Instructions) CO

*This amount includes the following: 1,000,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock.  This information has been computed in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

2

Item 1.	Security and Issuer

1,000,000 shares of Common Stock, $0.001 par value and a warrant to purchase 1,000,000 shares of Common Stock (together, the “Securities”), of Live Current Media Inc. (the “Issuer”).  The Securities were purchased in an offering of units (each referred to as a “Unit”).  Each Unit consisted of 50,000 shares of Common Stock and a warrant to purchase 50,000 shares of Common Stock.  The pricer per Unit was $5,000.  The Issuer’s address is 780 Beatty Street, Suite 307, Vancouver, British Columbia, Canada V6B 2M1.

Item 2.	Identity and Background

(a)           This statement is filed by C. Geoffrey Hampson and Hampson Equities Ltd. (collectively, sometimes the “Reporting Persons”).

(b)           Mr.  Hampson’s address is 780 Beatty Street, Suite 307, Vancouver, British Columbia, Canada V6B 2M1.  The address of Hampson Equities Ltd. is Suite 803, 1777 Bayshore Drive, Vancouver, British Columbia, Canada V6G 3H2.

(c)           Mr. Hampson is the chief executive officer, principal financial officer and a director of the Issuer.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hampson is a citizen of Canada; Hampson Equities Ltd. is a corporation formed under the laws of Alberta, Canada.  Hampson Equities Ltd. is in the venture capital business but also provides management services to companies in which it invests.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were purchased through Hampson Equities Ltd., an entity wholly-owned by the Reporting Person.  Hampson Equities Ltd. purchased 20 units for a total price of $100,000.  The funds were working capital funds of Hampson Equities Ltd.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Securities as a personal investment.  Depending on market conditions and other factors, either of the Reporting Persons may acquire additional securities of the Issuer as each deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of the shares they own in the open market, in privately negotiated transactions with third parties or otherwise.

Item 5.	Interest in Securities of the Issuer

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Mr. Hampson beneficially owns a total of 5,175,142 shares, or approximately 20.7%, of the Issuer’s Common Stock.  As the sole owner of the interests in Hampson Equities Ltd., Mr. Hampson has sole voting and dispositive power over the Securities.  Mr. Hampson’s securities include 3,063,475 shares of Common Stock, 916,667 shares of Common Stock that he may acquire through the exercise of an option and 1,195,000 shares of Common Stock that he may acquire, either directly or indirectly, through the exercise of warrants.

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Hampson Equities Ltd. beneficially owns a total of 2,000,000 shares, or approximately 8%, of the Issuer’s Common Stock.  This includes 1,000,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Hampson has an option to purchase 1,000,000 shares of the Issuer’s Common Stock, of which the right to purchase 916,667 shares has vested or will vest within 60 days.  The option was granted on September 11, 2007 and has a term of 5 years.  The exercise price is $0.65 per share.  Mr. Hampson also has 2 warrants, each of which was granted on November 19, 2008, to purchase a total of 195,000 shares of the Issuer’s Common Stock.  Mr. Hampson has the right to purchase 97,500 shares at a price of $0.78 per share and the right to purchase 97,500 shares at a price of $0.91 per share.  The warrants will expire on November 19, 2011.  As reported herein, Hampson Equities Ltd. has a warrant for the purchase of 1 million shares of the Issuer’s Common Stock at a price of $0.15 per share.  The warrant will expire on July 23, 2012.

Item 7.	Material to Be Filed as Exhibits

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2010

/s/ C. Geoffrey Hampson
C. Geoffrey Hampson

HAMPSON EQUITIES LTD.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as  amended, each of the  persons  named below agree to the joint filing of a statement on  Schedule 13D, including amendments thereto, with respect to the Common Stock, $0.001 par value, of Live Current Media Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement  may be executed in any number of counterparts, all of  which collectively shall constitute one and the same instrument.

Dated:  July 30, 2010

/s/ C. Geoffrey Hampson
C. Geoffrey Hampson

HAMPSON EQUITIES LTD.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, President